Attachment to Form 4
Robert L. McCoy

(1)	On April 16, 2003, The B.L. McCoy Revocable Trust, McCoy Family Trust A (the “Trust”) entered into a Variable Prepaid Forward Agreement (the “Agreement”) in connection with a Rule 10b5-1 Stock Trading Plan of the same date relating to up to 100,000 shares of common stock. As of June 4, 2003, the Trust’s investment bank (the “Investment Bank”) completed its hedge under the Agreement and the reporting person committed all 100,000 of those shares (the “Base Amount”) pursuant to which the Trust will deliver on June 9, 2008 (the “Share Delivery Date”) a number of shares of common stock (or, at the option of the Trust, the cash equivalent of such shares) equal to the product of (i) the Base Amount and (ii) the Settlement Ratio, which will be determined as follows:
	(a)	If the closing price (the “Settlement Price”) of the common stock on June 4, 2008 (the “Valuation Date”) is less than $45.1633 (the “Upside Cap”) but greater than $29.9912 (the “Downside Floor”), the Settlement Ratio shall be a ratio equal to the Downside Floor divided by the Settlement Price;
	(b)	If the Settlement Price is equal to or greater than the Upside Cap, the Settlement Ratio shall be a ratio equal to the sum of (1) the Downside Floor divided by the Settlement Price and (2) a fraction the numerator of which is equal to the difference between the Settlement Price and the Upside Cap and the denominator of which is equal to the Settlement Price; and
	(c)	If the Settlement Price is less than or equal to the Downside Floor, the Settlement Ratio will be one.
In consideration therefor, the Trust has received an aggregate purchase price of approximately $2,822,704.00. The Trust has pledged 100,000 shares of common stock to secure its obligations under the Agreement. Unless there is a default under the Agreement, the Trust retains all voting rights with respect to the shares until they are delivered to the Investment Bank.